[redacted]

SECURI 15027964 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38098

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/14 (MM/DD/YY) AND ENDING 10/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arlington, Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Marine Lane
(No. and Street)

Saint Louis (City) MO (State) 63146-2236 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert E Hillard 314-878-1954 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian G Toennies & Associates PC
(Name – *if individual, state last, first, middle name*)

9730 East Watson (Address) Saint Loui (City) (State) 63126 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 15 2015
REGISTRATIONS BRANCH
11

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ab 12/15

12/16/2015

OATH OR AFFIRMATION

I, Robert E Hillard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arlington Securities, Inc, as of October 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUSAN M CULLEN
Notary Public - Notary Seal
State of Missouri, St Louis County
Commission # 15019951
My Commission Expires Mar 15, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arlington Securities Inc.

We have audited the accompanying financial statements of Arlington Securities Inc. (a Missouri C corporation), which comprise the statement of financial condition as of October 31, 2015, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Arlington Securities Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Arlington Securities Inc. as of October 31, 2015, and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Arlington Securities Inc.'s financial statements. The supplemental information is the responsibility of Arlington Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brian G. Toennies & Associates

Brian G. Toennies & Associates, P.C.

Saint Louis, Missouri

November 25, 2015

Arlington Securities Inc.

Financial Statements

For Year Ended October 31, 2015

Contents

Arlington Securities Inc.

Statement of Financial Condition

October 31, 2015

ASSETS

Current Assets:				
Cash in Bank	$	105,985		
Receivable from Brokers and Dealers		18,557		
Prepaid Expenses		16,512		
Market Value of Investments (See Note 2)		162,738		
Total Current Assets			$	303,792
Non-Current Assets:				
Deferred Tax Benefit		6,619		
Total Non-Current Assets				6,619
Total Assets			$	310,411

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities:				
Payable to Brokers	$	23,165		
Accrued Compensation		94,438		
Income Taxes Payable		7,016		
Other Payables and Accrued Expenses		8,836		
Total Current Liabilities			$	133,455
Shareholder's Equity:				
Capital Stock (See Note 1)		23,850		
Retained Earnings		153,106		
Total Shareholder's Equity				176,956
Total Liabilities and Shareholder's Equity			$	310,411

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Operations

Year Ended October 31, 2015

Revenues:	
Mutual Fund and Variable Contract Commissions	$ 1,924,145
Stock and Bond Commissions	23,790
Investment Advisory Fees	10,313
Investment Income (Loss)	(25,890)
	1,932,358
Expenses:	
Commissions to Independent Contractors	1,044,380
Officer Compensation & Benefits	710,452
Employer Contribution to Pension Plan (See Note 6)	-
Payroll Taxes	27,319
Benefit Programs	-
Errors Insurance & Fidelity Bonds	30,302
Clearing Expense (See Note 3)	17,198
Office Supplies and Expense	22,711
Regulatory Fees and Expenses	30,280
Postage	4,216
Promotion & Advertising	11,672
Telephone and Communications	3,835
Subscriptions	8,920
Other Operating Expenses	2,298
	1,913,583
Income Before Income Taxes	18,775
Income Tax	4,499
Net Income (Loss)	$ 14,276

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Shareholder's Equity

Year Ended October 31, 2015

	Capital Stock	Retained Earnings	Total Equity
Balances at			
November 1, 2014	$ 23,850	$ 138,830	$ 162,680
Net Income (Loss)	0	14,276	14,276
Balances at			
October 31, 2015	$ 23,850	$ 153,106	$ 176,956

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year Ended October 31, 2015

Subordinated liabilities as November 1, 2014	$	0
Increases (decreases)		0
Subordinated liabilities at October 31, 2015	$	0

See Notes to Financial Statements

Arlington Securities Inc.

Statement of Cash Flows

Year Ended October 31, 2015

Operating Activities	
Net Income	$ 14,276
Adjustments to reconcile net income to net cash provided by operating activities	
Decrease (increase) in assets:	
Receivable from Brokers and Dealers	(6,667)
Prepaid Expenses	(1,099)
Deferred Tax Benefit	(5,725)
Increase (decrease) in liabilities:	
Payable to Brokers	8,910
Accrued Compensation and Benefits	21,128
Income Tax Payable	2,018
Other Payables and Accrued Expenses	2,342
Net Cash provided (used) in Operating Activities	35,183
Investing Activities	
Purchase of Investments	(465,722)
Decrease in Value	27,913
Sale of Investments	388,698
Net Cash provided (used) in Investing Activities	(49,111)
Net increase (decrease) in cash	(13,928)
Cash at beginning of year: November 1, 2014	119,913
Cash at end of year: October 31, 2015	$ 105,985

See Notes to Financial Statements

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2015

Note 1 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Business Activities: The Company was incorporated on January 9, 1987 and provides services as a registered broker and dealer of securities. Revenues and expenses consist primarily of commissions received and paid, including those earned by President/Sole Shareholder.

Security Trading: On security trades by customers, the Company acts as the introducing broker on a fully disclosed basis. Customer funds are not held by Arlington Securities. Customer accounts are maintained on the books of the carrying broker.

Basis of Accounting: The Company uses the accrual basis of accounting, which is consistent with generally accepted accounting principles. Checking accounts and money market funds are considered cash and cash equivalents. An allowance for doubtful accounts is not considered necessary. Revenues are reported as earned and expenses, including advertising costs, are reported as incurred.

Use of Estimates: Generally accepted accounting principles require the use of estimates in the preparation of financial statements. Actual amounts may differ from estimated amounts.

Personnel Policies: The Company pays its outside sales personnel on a commission basis and considers sales personnel to be self-employed. No taxes are withheld on commissions paid.

Capital Stock: The authorized, issued, and outstanding shares of capital stock at October 31, 2015, consists of Common Stock, par value $1; authorized 50,000 shares; issued and outstanding 23,850 shares.

Note 2 **INVESTMENTS:**

All securities are considered investments and are recorded at market value on the Balance Sheet. Interest, dividends, realized and unrealized gains and losses are included as investment income (loss) on the Statement of Operations. The Company's current investments consist of level one investments, in shares of Franklin Natural Resources Fund and Franklin Mutual European Fund. These shares are valued at $162,738 with a cost of $195,830 as reported by Franklin Templeton Investments. No transfers were made to securities classified at a different level of security. Mutual Funds are classified as an investment security.

Note 3 **AGREEMENTS WITH CUSTODIANS:**

The clearing agreement requires a compliance with various terms by both parties. No customer accounts are carried by Arlington Securities. All customer transactions are introduced to National Financial Services, LLC (NFS) through LaSalle Street Securities, LLC, on a fully disclosed basis, or placed directly with mutual fund and insurance companies

Note 4 **NET CAPITAL REQUIREMENTS:**

Arlington Securities is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 or $5,000, whichever is greater. At October 31, 2015, Arlington Securities had net capital of $129,199, which was $122,595 in excess of its minimum required net capital of $6,604.

Note 5 **SECURITIES INVESTOR PROTECTION CORPORATION:**

Arlington Securities is a member of the Securities Investor Protection Corporation and has filed all assessment forms as required. The general assessment for the fiscal year ended October 31, 2015, has been paid.

Note 6 **INCOME TAXES:**

Arlington Securities was incorporated in Missouri and operates as a C corporation. Federal and state income taxes are accrued and paid in a timely manner. The deferred tax benefit reported on the statement of financial condition is 20% of unrealized loss in investment value totaling $33,093.

Arlington Securities has three prior fiscal years open for examination by taxing authorities. In addition to the current year, the fiscal years ended October 31, 2014, 2013, and 2012 remain open to examination. Management is not aware of any uncertain tax positions claimed on prior year returns.

Arlington Securities Inc.

Notes to Financial Statements

Year Ended October 31, 2015

Note 7 **PENSION PLAN:**

At fiscal year-end October 31, 2015, there was no pension plan in place. Management does not anticipate starting any type of pension plan in the future.

Note 8 **SUBSEQUENT EVENTS**

Subsequent events have been evaluated through November 25, 2015, which is the date the financial statements were issued. There are no events or transactions occurring after the financial statement date required to be reported.

Note 9 **RELATED PARTY TRANSACTIONS**

During the year ended October 31, 2015, Arlington Securities Inc paid and accrued compensation to the owner of the Company totaling $575,825.

Arlington Securities Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of October 31, 2015

NET CAPITAL

Total shareholder's equity	$	176,956
Deduct shareholder's equity not allowable for net capital		0
Total shareholder's equity qualified for net capital		176,956
Additions		0
Total Capital		176,956
Deductions and/or changes		
Total Non-allowable assets		24,299
Net capital before haircuts on securities positions		152,657
Haircuts on securities [computed, where applicable, pursuant to rule 15c3-1(f)]		24,411
Net Capital	$	128,246

AGGREGATE INDEBTEDNESS

Liabilities included in Statement of Financial Condition		
Payable to brokers and dealers	$	23,165
Other accounts payables and accrued expenses		110,290
		133,455
Less Non Aggregate Indebtedness Liabilities		-
Total Aggregate Indebtedness	$	133,455

See Notes to Financial Statements

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required	$ 8,897
Excess net capital	$ 119,348
Excess net capital at 100%	$ 114,899
Percentage of Aggregate Indebtedness to Net Capital	104%

RECONCILIATION WITH CORPORATION'S COMPUTATION
(included in Part II of Form X-17A-5 as of October 31, 2015)

Net capital, as reported in Corporation's Part II (Unaudited) FOCUS report	$ 128,245
Net Capital per previous page	$ 128,246

REPORT OF MATERIAL INADEQUACIES:

No material inadequacies were found nor were any reportable differences found in the reconciliation of the net capital per the audited financial statement, and the unaudited FOCUS report.

See Notes to Financial Statements

Arlington Securities Inc.

Schedule II
Exemption Provisions Under Rule 15c3-3 of the Securities and Exchange Commission

As of October 31, 2015

No customer accounts are carried by Arlington Securities Inc. All customer transactions were introduced to National Financial Services (NFSC) through LaSalle Street Securities, Inc., on a fully disclosed basis.

It is Arlington Securities Inc.'s best knowledge and belief that they are exempt from Rule 15c3-3 under the provisions in paragraph (k)(2)(ii) of Rule 15c3-3. As an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

Arlington Securities Inc. has met the identified exemption provisions throughout the most recent fiscal year without exception.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	Not Applicable
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	Not Applicable

See Notes to Financial Statements

ARLINGTON SECURITIES, INC
EXEMPTION REPORT

Arlington Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) (2)(ii) throughout the most recent fiscal year ending October 31, 2015 without exception.

Arlington Securities, Inc.

I, Robert E. Hillard, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Robert E. Hillard
President

11/20/2015

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

10 yrs Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Arlington Securities Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Arlington Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Arlington Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) Arlington Securities Inc. stated that Arlington Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Arlington Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Arlington Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian G. Toennies - Associates

Brian G. Toennies & Associates P.C.

Saint Louis, Missouri

November 25, 2015

Phone: (314) 842-0477
Toll Free: (877) 842-0477
Fax: (314) 842-0478
Illinois Home Office: (618) 632-8291
Website: www.toenniescpa.com
E-mail: brian@toenniescpa.com

Brian G. Toennies & Assoc.

Brian G. Toennies
Certified Public Accountant
9730 East Watson
St. Louis, Missouri 63126

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders
of Arlington Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2015, which were agreed to by Arlington Securities Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Arlington Securities Inc.'s compliance with the applicable instructions of Form SIPC-7. Arlington Securities Inc.'s management is responsible for Arlington Securities Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended October 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian G. Toennies - Associates

Brian G. Toennies & Associates P.C.

Saint Louis, Missouri

November 25, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-038098 FINRA OCT 8/27/1987
ARLINGTON SECURITIES INC
140 MARINE LANE
ST LOUIS, MO 63146

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 59

B. Less payment made with SIPC-6 filed (**exclude interest**) (20)

5-14-15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 39

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 39

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 39

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ARLINGTON SECURITIES, INC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

PRESIDENT
(Title)

Dated the ____ day of ____________, 20 ____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning NOV 1, 2014
and ending OCT 31, 2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,932,358

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. 25,890

Total additions 1,958,248

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,934,458

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,934,458

2d. SIPC Net Operating Revenues $ 23,790

2e. General Assessment @ .0025 $ 59

(to page 1, line 2.A.)